SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON DC 20549


                                  FORM 6-K

                          Report of Foreign Issuer

                    Pursuant to rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                        For the month of January 2003

                                Tomkins plc

              (Translation of registrant's name into English)

                 East Putney House, 84 Upper Richmond Road,
                      London SW15 2ST, United Kingdom
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....


Exhibit Index

Exhibit No.1   Listing Particulars, Formal Notice for Sepcialist Securities,
               dated 18 November 2002

Exhibit No.2   Notification of Major Interest in Shares,
               dated 18 November 2002

Exhibit No.3   The Tomkins Employee Share Trust-Disclosure of interest in shares, dated 3 December 2002

Exhibit No.4   Notification of Major Interest in Shares,
               dated 9 December 2002

Exhibit No.5   The Tomkins Employee Share Trust-Disclosure of interest in shares, dated 18 December 2002

Exhibit No.6   Tomkins sells US heater core business for $8 million, dated
               31 December 2002

Exhibit No.7   The Tomkins Employee Share Trust-Disclosure of interest in shares, dated 3 January 2003

Exhibit No.8   Notice of Results, dated 3 January 2003

Exhibit No.1


  FORMAL NOTICE FOR SPECIALIST SECURITIES

  PUBLICATION DATE:            18th November, 2002

  Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

  DETAILS OF ISSUE:            GBP750,000,000 Global Medium Term Note Programme
  ISSUER:                      Tomkins Plc
  INCORPORATED IN:             England and Wales
  GUARANTOR:                   N/A
  INCORPORATED IN:             N/A
  AUTHORISED ADVISER:          BNP Paribas

  Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this formal notice from:

  Tomkins Plc                                              BNP Paribas
  East Putney House                                        10 Harewood Avenue
  84 upper Richmond Road                                   London NW1 6AA
  London SW15 2ST

  In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority,
  25 The North Colonnade, London E14 5HS.

END

Exhibit No.2


SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Wellington Management Company, LLP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not notified

5. Number of shares / amount of stock acquired

Not notified

The notification is in respect of the shareholder's notifiable interest increasing to greater than 5%

6. Percentage of issued class

Not notified

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

Not notified


11. Date company informed

15 November 2002

12. Total holding following this notification

39,888,871

13. Total percentage holding of issued class following this notification

5.16046%

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Denise Burton
020 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Denise Burton
Deputy Company Secretary

Date of notification

18 November 2002

Exhibit No.3


The London Stock Exchange
Stock Exchange Tower
London EC2N 1HP


3 December 2002


Dear Sirs

The Tomkins Employee Share Trust - Disclosure of interest in shares

We are writing to notify you of the following changes in Directors' interests in Tomkins plc:

1. Names of Directors: J Nicol, A J Reading and K Lever.

2. Transaction date: 26 November 2002.

3. Date Company informed: 2 December 2002 (by Trustees).

4. Number of shares disposed: 14,532 Ordinary shares of 5p each.

5. Price per share: Not applicable - vesting of shares.

6. Nature and extent of Directors' interest: Each of the Directors is a member of the class of discretionary beneficiaries of the Tomkins Employee Share Trust ("the Trust") and is consequently taken as having an interest in all shares in the Trust. As a consequence of the vesting of the aforementioned shares in third parties, the Directors have ceased to be interested in those shares.

The above interest is technical only and does not relate to the personal beneficial interests of the individual directors noted above.

Yours faithfully



Denise Burton
Deputy Company Secretary

Exhibit No.4


SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of a holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not notified

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

Not notified

8. Percentage of issued class

Not notified

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

Not notified

11. Date company informed

6 December 2002

12. Total holding following this notification

Not notified

13. Total percentage holding of issued class following this notification

Not notified

The shareholder's interest has ceased to be notifiable as it has decreased to below 3%

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Denise Burton
020 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Denise Burton
Deputy Company Secretary

Date of notification

9 December 2002

Exhibit No.5


The London Stock Exchange
Stock Exchange Tower
London EC2N 1HP


18 December 2002


Dear Sirs

The Tomkins Employee Share Trust - Disclosure of interest in shares

We are writing to notify you of the following changes in Directors' interests in Tomkins plc:

1. Names of Directors: J Nicol, A J Reading and K Lever.

2. Transaction date: 18 December 2002.

3. Date Company informed: 18 December 2002 (by Trustees).

4. Number of shares disposed: 97,908 Ordinary shares of 5p each.

5. Price per share: Not applicable - vesting of shares.

6. Nature and extent of Directors' interest: Each of the Directors is a member of the class of discretionary beneficiaries of the Tomkins Employee Share Trust ("the Trust") and is consequently taken as having an interest in all shares in the Trust. As a consequence of the vesting of the aforementioned shares in third parties, the Directors have ceased to be interested in those shares.

The above interest is technical only and does not relate to the personal beneficial interests of the individual directors noted above.

Yours faithfully



Denise Burton
Deputy Company Secretary

Exhibit No.6



31 December 2002



Tomkins sells US heater core business for $8 million



Tomkins plc announces that it has sold its Fedco Automotive business to TransPro, Inc (NYSE: TPR) for a cash consideration of $8 million.

Based in Buffalo NY, Fedco Automotive manufactures a range of copper, brass and aluminium automotive heater cores that are sold in the aftermarket and has annual sales of around $14 million. The proceeds will be added to general corporate funds.

Fedco Automotive is the third disposal of non-core operations by the Group in 2002, following on from the sale of Lasco Composites and the UK based Gates Industrial and Consumer division.

Tomkins is a world class global engineering and manufacturing group with market and technical leadership across three businesses: Air Systems Components, Engineered & Construction Products and Industrial & Automotive.

Tomkins ordinary shares are listed on the London Stock Exchange under the symbol TOMK and also trade in ADR form (each equal to four ordinary shares) on the New York Stock Exchange under the symbol TKS.


Enquiries to:


        Tomkins plc
        Stephen Devany                     Tel:   + 44 (0) 20 8877 5153
        Head of Corporate Communications
        Finsbury
        Rollo Head                         Tel:   + 44 (0) 20 7251 3801

Exhibit No.7



The London Stock Exchange
Stock Exchange Tower
London EC2N 1HP


3 January 2003


Dear Sirs

The Tomkins Employee Share Trust - Disclosure of interest in shares

We are writing to notify you of the following changes in Directors' interests in Tomkins plc:

1. Names of Directors: J Nicol, A J Reading and K Lever.

2. Transaction date: 2 January 2003.

3. Date Company informed: 2 January 2003 (by Trustees).

4. Number of shares disposed: 7,296 Ordinary shares of 5p each.

5. Price per share: Not applicable - vesting of shares.

6. Nature and extent of Directors' interest: Each of the Directors is a member of the class of discretionary beneficiaries of the Tomkins Employee Share Trust ("the Trust") and is consequently taken as having an interest in all shares in the Trust. As a consequence of the vesting of the aforementioned shares in third parties, the Directors have ceased to be interested in those shares.

The above interest is technical only and does not relate to the personal beneficial interests of the individual directors noted above.

Yours faithfully



Norman Porter
Company Secretary

Exhibit No.8

3 January 2003

Notice of Results

Tomkins plc (LSE:TOMK, NYSE:TKS) will be announcing its interim results for the six months to 31 October 2002 on Tuesday, 14 January 2003.

For further information, please contact:


        Tomkins plc
        Stephen Devany                     Tel:   + 44 (0) 20 8877 5153
        Head of Corporate Communications
        Finsbury
        Rollo Head                         Tel:   + 44 (0) 20 7251 3801
        Charlotte Hepburne-Scott

END

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: any forward-looking statements made by Tomkins, including those made in this document, are based on the current expectations of Tomkins only and are subject to risks and uncertainties including, but not limited to, adverse regulatory developments, changes in Tomkins' competitive position or introduction of new competitors or new competitive products, lack of acceptance of new products or services, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, adverse changes in foreign exchange rates, and acts of terrorism or war, and other risks indicated in Tomkins' filings with the U.S. Securities and Exchange Commission. Tomkins is under no obligation to (and hereby expressly disclaims any such obligation to) update any forward-looking statements contained herein.






                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date:  08 January 2003

                                              By: /s/ Denise Patricia Burton
                                                  ----------------------------
                                              Name:  Denise Patricia Burton
                                              Title: Deputy Company Secretary